UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2024

CARDONE EQUITY FUND VI, LLC

Commission File No. 024-10943

83-2826322

Employer Identification Number

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone Equity Fund VI, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

3

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Semiannual Report on Form 1-SA (“Semiannual Report”). Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Semiannual Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Equity Fund VI, LLC (“CEF VI” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Maryland.

On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 individual investors, and completed its investments in four income producing multifamily real estate properties located in Panama City Beach, Florida, Naples, Florida, and Columbia, Maryland.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLCs are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC, the Company’s Manager. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF VIII raised $79,297,000 fund for accredited investors and began its operations in October 2019. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

Results of Operations

As of June 30, 2024, the Company was invested in four multifamily properties which have a fair market value of $50,634,489, a decrease of $8,363,073 over the June 30, 2023 value of $58,997,862. These investments had a cost of $20,032,409 and $22,134,212 as of June 30, 2024 and 2023, respectively. For the first six months of 2024 unrealized gains totaled $1,024,888, net operating expenses totaled $169,677 resulting in an increase in net assets from operations of $855,211 as compared to unrealized losses of $1,344,573, net operating expenses of $230,934 resulting in a decrease in net assets from operations of $1,575,507 for the first six months of 2023. Our results of operations as of June 30, 2024, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

The multifamily portfolio revenues stayed flat during the first half of 2024 as compared to the first half of 2023. Average occupancy remained high during the first half of 2024 at about 95% which was the same as the full year 2023 average occupancy. The portfolio’s first half of 2024 expenses increased at a rate of about 9% from the first half of 2023 levels and net operating income decreased 5.2%. The Manager paid a total of $147,318 during the first six months of 2024 and $147,318 during the first six months of 2023 in management fees owed to an affiliate pursuant to its Asset Manager Agreement with the Company. The Manager anticipates cash flow will improve in 2024, as demand for rental units remains strong in the Company’s locations.

4

Liquidity and Capital Resources

The value of an investment in the Company will fluctuate with the performance of the specific assets in which the Company is invested. In certain circumstances the Company did establish reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties, which may require additional funding from the Company. To the extent that the Company has insufficient funds for such purposes, the Company may establish additional reserves from cash flow from operations, or from net cash proceeds from the sale of properties. As of June 30, 2024, the investment properties have about $2,825,690 in cash reserves of which about $210,194 was generated from operations in excess of distributions.

As of June 30, 2024, CEF VI had no outstanding debt. The LLC’s which the Company invested in leveraged their individual assets from 64% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

With many workers still working remotely and workers relocating to the Sunbelt, where our property holdings are focused, the demand for garden style apartment complexes continues to increase, as those searching for a home increasingly desire to live in Class A multifamily properties that offer a package of amenities. Coupled with the limited supply of single-family homes and the continued increase in home ownership costs, residents are staying longer than they have in previous years. Because of this and the properties’ great locations, the Company benefited with an average occupancy rate of 95% for the first six months of 2024. Our properties are in desirable locations and will benefit from the wave of new renters leaving major metros, most of whom are now free to work remotely. Job growth, steady rental rates, and the cost of homeownership outpacing rental rates, provide the backdrop for strong renter demand. We believe that other factors impacting the renter, such as delaying home purchases due to increasing prices, and increasing levels of household debt support the value proposition of owning multifamily properties.

Item 2. Other Information

None.

5

Item 3. Financial Information

Cardone Equity Fund VI, LLC
Financial Statements - Index
As of June 30, 2024

6

Cardone Equity Fund VI, LLC
Statements of Net Assets
As of June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
	(unaudited)
Assets:

Real estate investments, at fair market value
(cost of $20,032,409 and $21,057,297, respectively)	$50,634,389	$50,634,389
Cash	80,140	96,296

Total assets	50,714,529	50,730,685

Liabilities:

Accounts payable	630	9,000
Distributions payable	11,359	8,029

Total liabilities	11,989	17,029

Net assets	$50,702,540	$50,713,656

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Equity Fund VI, LLC
Schedule of Real Estate Investments
As of June 30, 2024 - (unaudited)

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value
Cardone PCB Member, LLC [1]	34.67%	$3,482,478	$7,499,794

Cardone Columbia Member, LLC [2]	24.70%	8,167,656	15,119,748

Cardone Retreat Member, LLC [3]	24.70%	3,717,379	7,425,620

Cardone Addison Member, LLC [4]	24.70%	4,664,896	20,589,227

		$20,032,409	$50,634,389

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone PCB Member, LLC on October 16, 2019. The Company's proportional share of this investment represents 14.79% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD. The Company invested in Cardone Columbia Member, LLC on December 20, 2019. The Company's proportional share of this investment represents 29.82% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone Retreat Member, LLC on March 16, 2020. The Company's proportional share of this investment represents 14.65% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL. The Company invested in Cardone Addison Member, LLC on March 3, 2020. The Company's proportional share of this investment represents 40.61% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Equity Fund VI, LLC
Schedule of Real Estate Investments
As of December 31, 2023

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value
Cardone PCB Member, LLC [1]	34.67%	$3,673,765	$7,499,794

Cardone Columbia Member, LLC [2]	24.70%	8,412,983	15,119,748

Cardone Retreat Member, LLC [3]	24.70%	3,842,609	7,425,620

Cardone Addison Member, LLC [4]	24.70%	5,127,940	20,589,227

		$21,057,297	$50,634,389

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone PCB Member, LLC on October 16, 2019. The Company's proportional share of this investment represents 14.79% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD. The Company invested in Cardone Columbia Member, LLC on December 20, 2019. The Company's proportional share of this investment represents 29.81% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone Retreat Member, LLC on March 16, 2020. The Company's proportional share of this investment represents 14.64% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL. The Company invested in Cardone Addison Member, LLC on March 3, 2020. The Company's proportional share of this investment represents 40.60% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Equity Fund VI, LLC
Statements of Operations
For the six months ended June 30, 2024 and the Year ended June 30, 2023

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)

Investment income	$2,101	$2,232

Expenses

Asset management fee	147,318	147,318
Professional fees	24,460	85,848

Total expenses	171,778	233,166

Net investment loss	(169,677)	(230,934)

Change in unrealized gains on real estate investments	1,024,888	(1,344,573)

Net increase in net assets resulting from operations	$855,211	$(1,575,507)

See accompanying notes, which are an integral part of these financial statements

F-4

Cardone Equity Fund VI, LLC
Statements of Changes in Net Assets
For the six month periods from December 31, 2022 to June 30, 2024

			Managing
		Members Class	Member Class
	Total	A Interests	B Interests

Balances, December 31, 2022	$61,569,825	$49,461,340	$12,108,485

Distributions	(950,750)	(728,645)	(222,105)

Net increase (decrease) in net assets resulting from operations	(1,575,507)	(733,106)	(842,401)

Balance, June 30, 2023 (unaudited)	$59,043,568	$47,999,589	$11,043,979

Distributions	(865,321)	(732,128)	(133,103)

Net increase (decrease) in net assets resulting from operations	(7,464,591)	(4,887,932)	(2,576,659)

Balances, December 31, 2023	$50,713,656	$42,379,439	$8,334,217

Distributions	(866,327)	(737,327)	(129,000)

Net increase (decrease) in net assets resulting from operations	855,211	555,887	299,324

Balance, June 30, 2024 (unaudited)	$50,702,540	$42,197,999	$8,504,541

See accompanying notes, which are an integral part of these financial statements.

F-5

Cardone Equity Fund VI, LLC
Statements of Cash Flows
For the six month periods ended June 30, 2024 and June 30, 2023

	Period Ended	Period Ended
	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net increase in net assets resulting from operations	$855,211	$(1,575,507)

Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Change in unrealized gains on investments	(1,024,888)	1,344,573
Distributions from investments	1,024,888	1,147,901
Changes in operating assets and liabilities:
Accounts payable	(8,370)	(3,332)
Accrued expenses-related party	3,330	8,527
Net cash provided by operating activities	850,171	922,162

Cash flows from financing activities:
Distributions	(866,327)	(950,750)
Net cash used in financing activities	(866,327)	(950,750)

Net decrease in cash	(16,156)	(28,588)

Cash, beginning of period	96,296	82,821
Cash, end of period	$80,140	$54,233

See accompanying notes, which are an integral part of these financial statements

F-6

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND VI, LLC (the “Company”), is a limited liability company organized December 12, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company commenced operations and started accepting subscriptions on October 16, 2019. On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 investors and completed its investments in four multifamily real estate properties. The fundraising activities were completed through Cardone Capital LLC’s (the “Manager”) online platform.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLCs are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC. Grant Cardone typically owns from 1% to 5% of the LLCs. CEF VIII is a $79,297,000 fund for accredited investors that began its operations in October 2019. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB’) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

F-7

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Real Estate Investments (continued)

Investments without a public market are valued based on assumptions made and valuation techniques used by the Manager. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Manager considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. Additionally, there may be limited availability of observable transaction data and inputs which may make it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

F-8

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax position taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, accrued expenses and other related party payables: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2023 and 2022. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

F-9

NOTE 3: FAIR VALUE MEASUREMENTS (continued)

Investment values as of June 30, 2024 and 2023, were determined based on capitalization rate of 4.25% to 5.0%. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period. The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six month periods ended June 30, 2024, December 31, 2023, June 30, 2023, and December 31, 2022:

Description	Real Estate Investments
Ending balance, December 31, 2022	$61,490,336
Unrealized gain on real estate investments	(1,344,573)
Distributions from real estate investments	(1,147,901)
Ending balance, June 30, 2023 (unaudited)	58,997,862
Unrealized gain on real estate investments	(7,286,558)
Distributions from real estate investments	(1,076,915)
Ending balance, December 31, 2023	50,634,389
Unrealized gain on real estate investments	1,024,888
Distributions from real estate investments	$(1,024,888)
Ending balance, June 30, 2024 (unaudited)	50,634,389

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Manager held 100% of the Class B interests which were issued, at formation, as founder’s interests for no cash consideration.

On June 26, 2020, the Company completed raising $29,463,000 by offering 29,463 Class A interests at $1,000 per interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus,” and sold the interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company receive a 65% profits interest.

The Manager’s Class B interest is a 35% profits interest and is subordinate to the Class A interests.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance with each Member’s respective percentage interest in the Company, giving consideration to their respective ownership period. Profits will first be allocated pro rata to the members in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions of distributable cash and shall be allocated 65% to the Class A Members (in proportion to their respective percentage interests) and 35% to the Class B interests. In all cases, giving consideration to their respective ownership period.

The table below summarizes the distributions made to Class A Members and Class B Members:

	Class A	Class B
Distributions YTD as of 06/30/24	$737,327	$129,000

Distributions YTD as of 6/30/23	728,984	222,104

Life to Date Distributions 06/30/24	5,892,977	1,581,212

Life to Date Distributions 06/30/23	4,423,433	1,319,108

Additional Distributions Due to Manager to Achieve 65/35% split (as of 06/30/24)	$-	$1,591,929

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member. At the Manager’s discretion, a reduced percentage of distributions has been paid to date to the Class B Interest holder (the Manager) with the intention that at a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis. As of June 30, 2024, the Manager would need to be allocated the next $1,591,929 in distributions to achieve the 65/35% split set forth in the operating agreement.

F-10

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Acquisition Fee

Each of the Company’s real estate investments are obligated to pay the Company’s Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition it is included as an acquisition cost of the SPE purchasing the property and therefore would be included in the cost of the Company’s investment.

As of June 30, 2024, all acquisition fees have been paid and a total of $3,430,005 in fees are considered acquisition costs and included in the basis of the purchased property. The Company’s proportional share paid, based on the ownership of the respective investments, totaled $903,820 and is included in the investment cost.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the real estate investment.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized asset management fee during the first three years of operations which will be calculated based on the contributed capital as of the end of each prior month. After the first three years, the amount of contributed capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Manager. For the six months ended June 30, 2024 and 2023, the Company incurred $147,318 and $147,318, respectively, in Asset Management Fees, none of which remains payable as of June 30, 2024.

Marketing Fee

Beginning in 2022, a portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. This fee totaled $27,467 and $28,284 and for the six months ended June 30, 2024 and 2023, respectively.

Co-investments

As of June 30, 2024, the Company had co-invested with CEF VIII and Grant Cardone as follows:

	10X Living at Panama City Beach		10X Living at Columbia at Town Center		Retreat at Panama City Beach		Addison Place
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage
CEF VI	$5,546,599	34.67%	$10,608,650	24.70%	$5,162,300	24.70%	$7,731,100	24.70%
CEF VIII	10,253,401	64.08%	31,911,350	74.30%	14,692,700	70.30%	22,003,900	70.30%
Grant Cardone	200,000	1.25%	430,000	1.00%	1,045,000	5.00%	1,565,000	5.00%
Total	$16,000,000	100.00%	$42,950,000	100.00%	$20,900,000	100.00%	$31,300,000	100.00%

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NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter-parties fail to perform pursuant to the terms of their obligations.

Other Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact on the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the six months ended June 30, 2024 and June 30, 2023:

	Class A Members	Class A Members
	June 30, 2024	June 30, 2023
Total return [1]
End of period since-inception internal rate of return	12.82%	19.75%
Beginning of period since-inception internal rate of return	17.57%	24.16%

Expense ratios [2]
Operating expense	0.53%	0.91%

Net investment income(loss) ratio [3]	(0.53%)	(0.91%)

1 Total return is calculated based on a dollar weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income (loss) ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

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NOTE 8: OTHER MATTERS

Cardone Capital LLC, Grant Cardone, the Company, and Cardone Equity Fund V, LLC are currently defendants in a putative class action lawsuit brought by an investor who alleges violations of the federal securities laws in connection with the sale of interests in Cardone Equity Fund V, LLC and Cardone Equity Fund VI, LLC. Luis Pino v. Cardone Capital, LLC et al., Case # 2:20-cv-08499-JFW was filed in Federal District Court for the Central District of California on September 16, 2020, and was dismissed with prejudice on April 30, 2021. Having lost in Federal District Court, the plaintiff filed an appeal to the Ninth Circuit Court of Appeals on May 28, 2021, Case # 21-55564. On December 21, 2022, the Ninth Circuit Court of Appeals entered an opinion and memorandum reversing in part and remanding to allow plaintiff to attempt to re-plead certain claims. On June 26, 2023, plaintiff filed a second amended complaint asserting the same claims, and on October 4, 2023, the court dismissed the second amended complaint with prejudice. On November 8, 2023, plaintiff filed a notice of appeal of the dismissal, which appeal remains pending.

The defendants believe that the allegations in this lawsuit are without merit and will vigorously defend against the action. However, given the uncertainty of litigation and the preliminary stage of this appeal, the defendants cannot reasonably estimate if any loss may result from this action. The Company may also incur legal fees or other expenses in connection with the defense against these claims.

NOTE 9: SUBSEQUENT EVENTS

For the period from July 1, 2024 to December 30, 2024, Cardone Equity Fund VI has distributed an additional $736,569 to Class A Members and $136,000 to the Class B Member.

Management has evaluated subsequent events through December 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 1 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 3.1*

Operating Agreement of Cardone Equity Fund VI, LLC, dated January 10, 2019 LLC (Incorporated by reference to Exhibit 3.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 2 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 6.1*

Asset Management Agreement, dated October 16, 2019, by and between Cardone Equity Fund VI, LLC and Cardone Capital LLC (Incorporated by reference to Exhibit 6.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.2*

Assignment and Assumption of Asset Management Agreement by and between Cardone Capital LLC and Cardone Real Estate Acquisitions, LLC (Incorporated by reference to Exhibit 6.2 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.3*

Transfer Agency and Service Agreement, dated January 29, 2019 by and among Cardone Capital, LLC, Computershare Trust Company, N.A., and Computershare, Inc. (Incorporated by reference to Exhibit 4 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund VI, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 31, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC	December 31, 2024
Grant Cardone	(Principal Executive Officer)

/s/ Ryan Tseko	Executive Vice President of Cardone Real Estate Acquisitions LLC	December 31, 2024
Ryan Tseko	(Principal Financial and Accounting Officer)

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